Exhibit 21.1

WISCONSIN ELECTRIC POWER COMPANY
SUBSIDIARIES AS OF DECEMBER 31, 2010

The following table includes the subsidiaries of Wisconsin Electric Power Company, an electric, gas and steam utility incorporated in the state of Wisconsin, as well as the percent of ownership, as of December 31, 2010. Wisconsin Electric is a subsidiary of Wisconsin Energy Corporation.

Subsidiary (a)	State of Incorporation or Organization	Percent Ownership

ATC Management Inc.	Wisconsin	26.24%
American Transmission Company LLC	Wisconsin	23.04%
Bostco LLC	Wisconsin	100%

(a)	Omits the names of certain subsidiaries, which if considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as of December 31, 2010.